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                                                        Exhibit 21

              SUBSIDIARIES OF HA-LO INDUSTRIES, INC.


The following is a list of all direct and indirect subsidiaries of the registrant as of March 24, 1997. The state or other jurisdiction of incorporation or organization is indicated in parentheses followingn each subsidiary's name. The names of the divisions or other business units of each subsidiary are indented and listed below the relevant subsidiary's name.

Fletcher, Barnhardt & White, Inc. (Illinois)
Market U.S.A., Inc. (Illinois)
  Marusa Marketing, Ltd. (Canada)
HA-LO Sports, Inc. (Illinois)
Creative Concepts in Advertising, Inc. (Michigan)
  Creadis Group, Inc. (British Columbia)
  1132832 Ontario, Corp. (Ontario)
  1132831 Ontario, Corp. (Ontario)